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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-25124

                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K   [ ] Form 11-K  [ ] Form 20-F
     [ ] Form 10-Q [ ] Form N-SAR
     For Period Ended: December 31, 2001

     [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K
     For Transition Period Ended:

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
____________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant SPANTEL COMMUNICATIONS INC.

Former name if applicable


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Address of principal executive office (STREET AND NUMBER)
1061 North Venetian Drive

City, state and zip code - Miami, Florida 33139

                                     PART II
                            RULE 12-B 25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is unable to file its Form 10-KSB within the prescribed time period without unreasonable effort or expense due to the fact that it has been advised by its accountants that its Spanish subsidiary has a technical violation of its capitalization requirements under Spanish law and is in the process of amending its corporate articles in order to be in compliance therewith. As such, the accountants are unable to issue their audit report prior to the completion of the amendment process. In addition, the accountants have also not completed other audit procedures, primarily relating to receiving confirmations of notes payable and responses from attorneys. Based on the foregoing, the Registrant will use its best efforts to file its Form 10-KSB within the fifteen day period provided by Exchange Act Rule 12b-25, however anticipates that such filing will not be made until up to thirty days after the required filing date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification


         Mohamed A. Khashoggi (President and CEO)             (416)                        955-0159
                  (Name)                                    (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPANTEL COMMUNICATIONS, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

SPANTEL COMMUNICATIONS, INC.

By: /s/ MOHAMAD KHASHOGGI
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Name:   Mohamed Khashoggi
Title:  President and Chief Executive Officer

(Duly authorized signatory and Chief Financial Officer)

Date: April 1, 2002




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ATTACHMENT TO FORM 12B-25

PART IV
OTHER INFORMATION
(Explanation - Item 3)

(3) On October 23, 2001, the Company acquired all of the outstanding common shares of Spantel 2000 S.A., a Spanish company engaged in the business of providing long distance telephone service in Spain. As such, the acquisition is considered a reverse acquisition. Under reverse acquisition accounting, Spantel 2000 S.A. was considered the acquirer for accounting and financial reporting purposes, and, accordingly the historical results of operations of the company will be those of Spantel 2000 S.A. It is not currently possible to provide a complete report of the Company's financial results for the reasons provided in response in Part III of Form 12b-25, however for additional information, please see the Form 8-K filed by the Company dated October 23, 2001.





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